UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED

PURSUANT TO § 240.13d-2(a)

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 3)*

CHINACAST EDUCATION CORPORATION

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

16946T109

(CUSIP Number)

Ned Sherwood

c/o ZS Fund L.P.,

1133 Avenue of the Americas

New York, New York 10036

(212) 398-6200

With copies to: Brian J. Lane Gibson, Dunn & Crutcher LLP 1050 Washington Avenue, N.W. Washington, DC 20036-5306 (202) 887-3646

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 9, 2011

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

CUSIP No. 16946T109	SCHEDULE 13D	Page 2 of 7 Pages

1	NAME OF REPORTING PERSONS Ned L. Sherwood
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 735,141
	8	SHARED VOTING POWER 2,625,488
	9	SOLE DISPOSITIVE POWER 735,141
	10	SHARED DISPOSITIVE POWER 2,625,488
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,360,629
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.9%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 16946T109	SCHEDULE 13D	Page 3 of 7 Pages

1	NAME OF REPORTING PERSONS ZS EDU L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,625,488
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,625,488
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,625,488
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.4%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 16946T109	SCHEDULE 13D	Page 4 of 7 Pages

1	NAME OF REPORTING PERSONS ZS EDU GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,625,488
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,625,488
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,625,488
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.4%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 16946T109	SCHEDULE 13D	Page 5 of 7 Pages

1	NAME OF REPORTING PERSONS Robert Horne
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 50,000
	8	SHARED VOTING POWER 2,625,488
	9	SOLE DISPOSITIVE POWER 50,000
	10	SHARED DISPOSITIVE POWER 2,625,488
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,675,488
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.5%
14	TYPE OF REPORTING PERSON IN

Page 6 of 7 Pages

The Statement on Schedule 13D, as originally filed with the Securities and Exchange Commission (the “SEC”) on March 24, 2011, and as amended and restated on May 12, 2011 and November 22, 2011 (as amended and restated, the “Schedule 13D”) by the Reporting Persons named therein is hereby amended by this Amendment No. 3 to the Schedule 13D. Capitalized terms used but not defined herein shall have the meaning set forth in the Schedule 13D.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended and restated in its entirety to read as follows:

Mr. Ned Sherwood was nominated to the Board of Directors of the Issuer as a designee of Fir Tree Value Master Fund, L.P (“Fir Tree Value”) and Fir Tree Capital Opportunity Master Fund, L.P. (“Fir Tree Capital”, and collectively with Fir Tree Value, “Fir Tree”), pursuant to an agreement between Fir Tree and the Issuer dated June 27, 2008. Mr. Sherwood has been a member of the Board since December 11, 2009. On December 8, 2011, the Issuer publicly announced that it would remove Mr. Sherwood from the slate of Board nominees for the 2011 annual meeting of stockholders (the “Annual Meeting”). The Issuer also publicly announced on December 8, 2011 that the Annual Meeting will take place on Wednesday, December 21, 2011, at 9:00 a.m. Beijing Standard Time (local time), which is equivalent to December 20, 2011 at 8:00 p.m. U.S. Eastern Standard Time.

On December 9, 2011, Mr. Sherwood sent a letter (the “December 9 Letter”) to the Board of Directors of the Issuer regarding his intention to solicit proxies in favor of the election of a slate of directors to be nominated by the Reporting Persons for election at the Annual Meeting (the “Solicitation”). The December 9 Letter is attached hereto as Exhibit 1 and is incorporated herein by reference in its entirety.

The Reporting Persons acquired and continue to hold the Shares reported herein for investment purposes based on the Reporting Persons’ belief that the Shares, when purchased, were undervalued and represented an attractive investment opportunity. The Reporting Persons may from time to time engage the Issuer, its representatives or other relevant parties in discussions regarding the Solicitation and other related matters relevant to the Reporting Persons’ investment in the Issuer, including the matters described in the December 9 Letter. Depending on market conditions and other factors that the Reporting Persons may deem material to their investment decisions, the Reporting Persons may sell all or a portion of their Shares, or may purchase additional securities of the Issuer, on the open market or in a private transaction. Except as set forth in this Item 4, the Reporting Persons have no present plans or proposals that relate to or that would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D of the Act.

Item 7.	Materials to be Filed as Exhibits.

Item 7 is supplemented by adding the following:

Exhibit 1:	Letter, dated December 9, 2011, to the Board of Directors of ChinaCast Education Corporation.

*****

Important Information

SECURITY HOLDERS ARE ADVISED TO READ THE PROXY STATEMENT AND OTHER DOCUMENTS RELATED TO THE SOLICITATION OF PROXIES BY NED SHERWOOD, ZS EDU L.P., ZS EDU GP LLC AND ROBERT HORNE FROM THE STOCKHOLDERS OF CHINACAST EDUCATION CORPORATION (THE “ISSUER”) FOR USE AT THE ISSUER’S ANNUAL MEETING, WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. THE PROXY STATEMENT, ALONG WITH OTHER RELEVANT DOCUMENTS, WILL BE AVAILABLE AT NO CHARGE AT THE SECURITIES AND EXCHANGE COMMISSION’S (THE “SEC”) WEBSITE AT HTTP://WWW.SEC.GOV.

NED SHERWOOD, ZS EDU L.P., ZS EDU GP LLC AND ROBERT HORNE WILL BE DEEMED PARTICIPANTS IN THE PROXY SOLICITATION. THE PARTICIPANTS IN THE PROXY SOLICITATION WILL PROVIDE COPIES OF THE DEFINITIVE PROXY STATEMENT, WHEN IT BECOMES AVAILABLE, WITHOUT CHARGE UPON REQUEST. INFORMATION RELATING TO THE PARTICIPANTS IN THE PROXY SOLICITATION IS CONTAINED IN EXHIBIT 2 TO THE SCHEDULE 14A BEING FILED TODAY BY NED SHERWOOD WITH THE SEC.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

December 9, 2011	Ned Sherwood

	By:	/s/ Ned Sherwood
	Name:	Ned Sherwood

December 9, 2011	ZS EDU L.P.

	By:	/s/ Ned Sherwood
	Name:	Ned Sherwood
	Title:	Manager of the General Partner, ZS EDU GP LLC

December 9, 2011	ZS EDU GP LLC

	By:	/s/ Ned Sherwood
	Name:	Ned Sherwood
	Title:	Manager

December 9, 2011	Robert Horne

	By:	/s/ Robert Horne
	Name:	Robert Horne